



08005638


GRASIM
ADITYA BIRLA GROUP

08203322

October 15, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that at the Court Convened Meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors, held on 13th October, 2008, the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors have unanimously approved the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Grasim Industries Limited and Vikram Sponge Iron Limited and their respective Shareholders and Creditors.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

10/29

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)